SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                         ______________________

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                           (Amendment No. )

                            EMCOR Group, Inc.
                            (Name of Issuer)

                              Common Stock
                     (Title of Class of Securities)

                                29084Q100
                             (CUSIP Number)

          Mr. Howard P. Berkowitz           (212) 664-0990
          HPB Associates, L.P.              888 Seventh Avenue
                                      New York, New York 10106
              (Name, address and telephone number of person
             authorized to receive notices and communications)

                            June 28, 1996
         (Date of event which requires filing of this statement)
                         ______________________

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [ ].

          Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                         Page 1 0f 10 Pages

                                      13D
CUSIP No.  29084Q100
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     HPB Associates, L.P.
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                  WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware

_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER

SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER              597,000

OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER         597,000
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON                 597,000

_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)            6.3%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                  PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 2 of 10 Pages

                                      13D
CUSIP No.  29084Q100
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.         HPB Group, L.L.C.
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                  OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER               -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER             597,000 (all shares are
                           owned for the account of HPB Associates, L.P.)
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER          -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER         597,000 (all shares are
                           owned for the account of HPB Associates, L.P.)

_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON                597,000 (all shares are
                           owned for the account of HPB Associates, L.P.)
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                 6.3%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                        OO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 3 of 10 Pages

                                      13D
CUSIP No.  29084Q100
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     Howard P. Berkowitz
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                  OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER             597,000 (all shares are
                           owned for the account of HPB Associates, L.P.)
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER        597,000 (all shares are
                           owned for the account of HPB Associates, L.P.)

_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON                597,000 (all shares are
                           owned for the account of HPB Associates, L.P.)
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                 6.3%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                        IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
Page 4 of 10 Pages

13D
CUSIP No.  29084Q100
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     Terry O'Connor
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS                             PF

_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER                3,000
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER             -0-
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER           3,000

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER        -0-

_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON                 3,000

_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                  0.03%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON
                       IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
Page 5 0f 10 Pages

Item 1.   Security and Issuer

            This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the common stock (the "Common Stock"), of EMCOR Group, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 101 Merritt Seven Corporate Park, Norwalk, Connecticut 06851.

Item 2.   Identity and Background

          (a) This Schedule 13D is being filed on behalf of (i) HPB Associates, L.P., a Delaware limited partnership (the "Partnership");
(ii) HPB Group, L.L.C., a Delaware limited liability company and sole Managing Partner of the Partnership ("HPB Group"); (iii) Howard P. Berkowitz, a United States citizen and Senior Managing Member of HPB Group; and (iv) Terry O'Connor a Member of HPB Group. Neither HPB Group nor Mr. Berkowitz directly own shares of Common Stock. The additional member of HPB Group is Mr. Clifford Greenberg (the "Additional Member"), who is a United States citizen.

          The reporting entities and individuals are making a joint filing pursuant to Rule 13d-1(f) because, by reason of the relationship as described herein, they may be deemed to be a "group" within the meaning of Section 13(d)(3) with respect to acquiring, holding and disposing of shares of Common Stock.

          (b) The business address of each of the Partnership, HPB Group, Mr. Berkowitz, Mr. O'Connor and the Additional Member is 888 Seventh Avenue, New York, New York 10106.

          (c) The Partnership is a private investment partnership. The principal occupation of HPB Group is acting as managing partner of the Partnership. The principal occupation of Mr. Berkowitz is acting as Senior Managing Member of HPB Group. The principal occupation of each of Messrs. O'Connor and Greenberg is acting as members of HPB Group.

          (d) None of the Partnership, HPB Group, Mr. Berkowitz, Mr. O'Connor or the Additional Member has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the Partnership, HPB Group, Mr. Berkowitz, Mr. O'Connor or the Additional Member has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration

          The source of funds for the purchases reported by the Partnership herein was the Partnership's capital. The total amount of funds used by the Partnership to purchase the 597,000 shares of Common Stock owned by it is $8,066,874.80

                         Page 6 of 10 Pages

Item 4.   Purpose of Transaction

          The purpose of the acquisition of the shares of Common Stock by the Partnership is for investment. The Partnership intends to review its holdings with respect to the Company on a continuing basis. Depending on the Partnership's evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, market prices of the shares of Common Stock and availability and alternative uses of funds; as well as conditions in the securities markets and general economic and industry conditions), the Partnership may acquire additional shares of Common Stock or other securities of the Company; sell all or a portion of its shares of Common Stock or other securities of the Company, now owned or hereafter acquired, or maintain its position at current levels.

          The Partnership has no present plans or proposals which relate to, or would result in, any of the matters enumerated in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. The Partnership may, at any time and from time to time, review or reconsider its position with respect to the Company, and formulate plans or proposals with respect to any such matters.

Item 5.   Interest in Securities of the Issuer

            (a) As of the close of business on July 2, 1996, (i) the Partnership owned, within the meaning of Rule 13d-3 under the Exchange Act, 597,000 shares of the Common Stock representing approximately 6.3% of the outstanding shares of Common Stock (based upon 9,424,706 shares of Common Stock reported to be outstanding at April 30, 1996 in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission for the quarter ended March 31, 1996) and (ii) Terry O'Connor owned , within the meaning of Rule 13d-3 under the Exchange Act, 3,000 shares of the Common Stock representing approximately 0.03% of the outstanding shares of Common Stock (based upon 9,424,706 shares of Common Stock reported to be outstanding at April 30, 1996 in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission for the quarter ended March 31, 1996). HPB Group, as sole managing partner of the Partnership, and Mr. Berkowitz, as Senior Managing Member of HPB Group, may be deemed the beneficial owner of the 597,000 shares of Common Stock held by the Partnership.

          (b) The Partnership has the sole power to vote and dispose of 597,000 shares of the Common Stock owned by it, which power may be exercised by its managing partner, HPB Group and by Mr. Berkowitz as the Senior Managing Member of HPB Group. Mr. O'Connor has the sole power to vote and dispose of 3,000 shares of the Common Stock owned by him.

            (c) The trading dates, number of shares of Common Stock purchased and price per share for all transactions in the Common Stock by the Partnership during the past 60 days are set forth on Schedule A hereto. All such transactions were open market transactions and were effected on the Nasdaq National Market.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships
With Respect
to Securities of the Issuer

      Other than the agreement described in Item 7 below, there are no contracts, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons or any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  Material To Be Filed As Exhibits

      There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements, as required by Rule 13d-1(f)(1) of the Securities Act of 1934.

                         Page 7 of 10 Pages

                              SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: July 8, 1996

                              HPB ASSOCIATES, L.P.

                              By:  HPB GROUP, L.L.C.,
                                   its general partner

                                   By:/s/ HOWARD P. BERKOWITZ
                                        Howard P. Berkowitz
                                        Senior Managing Member


                              HPB GROUP, L.L.C.

                              By: /s/ HOWARD P.BERKOWITZ
                                   Howard P. Berkowitz
                                   Senior Managing Member



                              /s/ HOWARD P. BERKOWITZ
                              Howard P. Berkowitz



                              /s/ TERRY O'CONNOR
                              Terry O'Connor

                         Page 8 of 10 Pages

                           SCHEDULE A

       Transactions in the Common Stock By The Partnership


 Date       Price     Price Per    Number of      Total Amount
Traded       Per        Share,     Shares of
            Share     including      Common
                      commission     Stock
                         (if       Purchased
                      different)

03/15/96   11.4125                   50,000        570,625.00
03/15/96   11.5000         11.55      9,000        103,950.00
03/15/96   12.0710                  230,000      2,776,330.00
03/18/96   12.0000                   11,000        132,000.00
03/28/96   11.9063                   20,000        238,126.00
04/02/96   12.1250                   10,000        121,250.00
04/10/96   12.2500                    5,000         61,250.00
04/22/96   13.5000                   15,000        202,500.00
05/03/96   14.3750                   25,000        359,375.00
05/15/96   15.1250                    2,500         37,812.50
05/15/96   14.8750                    7,500        111,562.50
05/17/96   15.5417                   15,000        233,125.50
06/19/96   15.6875                   25,000        392,187.50
06/20/96   15.1250                   10,000        151,250.00
06/21/96   14.5000       14.5625     25,000        364,062.50
06/28/96   14.9685       15.0185     26,000        390,481.00
06/28/96   15.1250                   10,000        151,250.00
07/01/96   15.5000                   10,000        155,000.00
07/01/96   15.8958       15.9458      6,000         95,674.80
07/02/96   16.7500                   10,000        167,500.00
07/02/96   16.6875                   75,000      1,251,562.50



                       Page 9 of 10 Pages

EXHIBIT 1

                     JOINT ACQUISITION STATEMENT
                     PURSUANT TO RULE 13D-1(f)1

The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D, as amended, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on
Schedule 13D, as amended, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.



                                    /s/ HOWARD P. BERKOWITZ
                                    Howard P. Berkowitz, as
                                    Senior Managing Member of
                                    HPB Group, L.L.C.

                                    /s/ HOWARD P. BERKOWITZ
                                    Howard P. Berkowitz, as
                                    Senior Managing Member of HPB
                                    Group, L.L.C.,
                                    as the General Partner of
                                    HPB Associates, L.P.

                                    /s/ HOWARD P. BERKOWITZ
                                    Howard P. Berkowitz

                                    /s/ TERRY O'CONNOR
                                    Terry O'Connor

                         Page 10 of 10 Pages